SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

February 26, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

February 26, 2020

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding the Issuance of Stock Options (Warrants)

and Revision of the Compensation Policy

LINE Corporation (hereinafter “Company”) announces that its board meeting held on February 26, 2020 passed a resolution to submit the proposal detailed below relating to the introduction of issuance of stock options as compensation to Directors (excluding outside Directors) and outside Directors to the 20th Ordinary General Meeting of Shareholders scheduled for March 26, 2020. The Company has also revised LINE Group’s compensation policy as stated in the APPENDIX.

I. Issuance of stock options (warrants) to be paid as compensation, etc. to directors (excluding outside directors)

1.	Reason for issuance of stock options (warrants)

A resolution was passed at the 15th Ordinary General Meeting of Shareholders held on March 31, 2015, to limit the annual total compensation of the Company Directors (including outside Directors) to 1 billion yen. From the 20th term (January 1, 2019 to December 31, 2019), the Company has introduced a new share-based compensation system for the Directors of the Company for the purpose of providing the Directors with an incentive to contribute to continuing enhancement of corporate value and shareholder value over the medium- to long-term. Based on this share-based compensation system, the Company requests that shareholders approve the allotment of warrants in the 21st term (from January 1, 2020 to December 31, 2020) as described below that is separate from the above-mentioned compensation limit to Directors of the Company (excluding outside Directors and part-time Directors; the same exclusion applies throughout this proposal) in the form of stock options and to set a maximum limit on the amount of compensation, etc. relating to the warrants at 8.0 billion yen.

In lieu of the Directors paying for the warrants in the form of stock options (“stock options (warrants)”) allotted to them at an amount determined on the basis of fair value, such payment is planned to be made by means of offsetting the Directors’ claim to compensation that is based on compensation, etc. relating to the stock options (warrants) proposed in this proposal.

In the introduction of the share-based compensation system, the Company has established the Compensation Committee, the majority of whose members consists of outside Directors, in order to ensure the adequacy of the Directors’ compensation system and the levels of compensation, as well as the independence, objectivity and transparency of decision-making process. This proposal is based on the suggestions put forth by the Committee.

Additionally, the number of Company Directors (excluding outside Directors and part-time Directors) subject to this proposal will be four: Takeshi Idezawa (Representative Director, President and CEO), Jungho Shin (Representative Director and CWO), Jun Masuda (Director and CSMO), and In Joon Hwang (Director and CFO).

2.	Specific details of stock option (warrant) issuance
(1)	Total number of warrants and class and number of shares subject thereto
(a)	Total number of warrants

A total of 30,240 units shall be the limit on the number of warrants of the Company to be allocated during the 21st term.

(b)	Class and number of shares to be issued upon exercise of warrants

The class of shares to be issued upon exercise of warrants shall be shares of common stock of the Company and the number of shares to be issued upon exercise of a single warrant unit (hereinafter referred to as “Number of Allotted Shares”) shall be 100 shares. However, if it is appropriate to adjust the Number of Allotted Shares because of a share split (including gratuitous allotment of the common shares of the Company, which is deemed to be part of the description of a share split throughout this document) or share consolidation, etc. of the common shares of the Company after the date of the resolution of this proposal, the Company shall adjust the Number of Allotted Shares as necessary to a reasonable extent.

(2)	Amount of payments for warrants

The amount of payment for one warrant unit (issue price) shall be the amount determined by the Board of Directors on the basis of fair value of the warrants, which is computed by a fair value calculation method including the binomial options pricing model, upon the allotment of the warrants.

(3)	Value of assets to be contributed upon exercise of warrants

The value of assets to be contributed when warrants are exercised shall be the Number of Allotted Shares multiplied by the amount paid per share that can be delivered by exercise of warrants (hereinafter “Exercise Price”).

The Exercise Price shall be obtained by multiplying 1.05 by the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange for each day (excluding any day on which no trade is executed) of the month preceding the month in which the day that the warrants were allotted (hereinafter “Allotment Date”), and fraction less than 1 yen arising from such calculation will be rounded up; provided, however, that when the amount of the Exercise Price calculated this way is less than the closing price (or closing price of the immediately preceding trading day when there is no closing price) of the Company’s common shares on the Allotment Date, the Exercise Price shall be the closing price on the Allotment Date of the warrants. If it is appropriate to adjust the Exercise Price because of a merger, an issuance of shares for subscription, a share split or share consolidation, etc., the Company shall adjust the Exercise Price as necessary to a reasonable extent.

(4)	Exercise period for warrants

Warrant holders may exercise the warrants during the periods listed in the following items (including the first day and the last day of each period; the same applies to this paragraph and paragraph 5 below) up to the number of units in the relevant item (including the units for which the warrants have already been exercised). In such case, any fraction of exercisable warrants arising from the calculation pursuant to the relevant item shall be rounded down, and only the warrants without such fraction may be exercised.

i.	The exercise period for warrants shall be from the day exactly three years after the Allotment Date until the day exactly ten years after the Allotment Date.

20% of the total number of allotted warrants

ii.	The exercise period for warrants shall be from the day exactly four years after the Allotment Date until the day exactly ten years after the Allotment Date.

50% of the total number of allotted warrants

iii.	The exercise period for warrants shall be from the day exactly five years after the Allotment Date until the day exactly ten years after the Allotment Date.

100% of the total number of allotted warrants

(5)	Conditions for exercise of warrants
(a)

Warrant holders must be in a position of Director of the Company or a subsidiary or associate of the Company at the time that the warrants are exercised; provided, however, that this does not apply in cases when a warrant holder has retired from the position of Director of the Company or a subsidiary or associate of the Company due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

(b)

Warrant holders may exercise the warrants up to the number of units listed in the following items only if the stock price of the common shares of the Company satisfies the conditions in the relevant item. In such case, any fraction of exercisable warrants arising from the calculation pursuant to the relevant item shall be rounded down, and only the warrants without such fraction may be exercised. If it is appropriate to adjust the Standard Stock Price (as defined in item 1) because of a merger, an issuance of shares for subscription, a share split or share consolidation, etc., the Company shall adjust the Standard Stock Price as necessary to a reasonable extent. Warrant holders may exercise the warrants for the period set forth in paragraph 4 up to the maximum number of units for the exercise if the stock price of the common shares of the Company satisfies the conditions listed in the following items.

i.

If, on any day from the day exactly three years after the Allotment Date until the day exactly six years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself, but excluding the day on which no ordinary trading of the Company’s common shares is executed; the same applies to the items in this paragraph) exceeds 7,518 yen (hereinafter “Standard Stock Price”):

20% of the total number of allotted warrants

ii.

If, on any day from the day exactly four years after the Allotment Date until the day exactly seven years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price:

30% of the total number of allotted warrants

iii.

If, on any day from the day exactly five years after the Allotment Date until the day exactly eight years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price:

50% of the total number of allotted warrants

(c)	Other conditions for exercise of warrants shall be determined at the meeting of the Company’s Board of Directors determining the subscription requirements of the warrants.
(6)	Restriction on acquisition of warrants by transfer

Acquisition of warrants by transfer shall be subject to approval by resolution of the Company’s Board of Directors.

(7)	Other matters concerning warrants

Other matters concerning warrants shall be determined at the meeting of the Company’s Board of Directors determining the subscription requirements of the warrants.

II. Issuance of stock options (warrants) to be paid as compensation, etc. to outside Directors

1.	Reason for issuance of stock options (warrants)

As stated above (“1. Reason for issuance of stock options (warrants)” under “I. Issuance of stock options (warrants) to be paid as compensation, etc. to directors (excluding outside directors) ”), a resolution was passed at the 15th Ordinary General Meeting of Shareholders held on March 31, 2015, to limit the annual total compensation of the Company Directors (including outside Directors) to 1 billion yen. From the 20th term (January 1, 2019 to December 31, 2019), the Company has introduced a share-based compensation system for the Directors of the Company for the purpose of providing the Directors with an incentive to contribute to continuing enhancement of corporate value and shareholder value over the medium- to long-term. Based on the share-based compensation system, the Company requests that shareholders approve the allotment of warrants in the 21st term (from January 1, 2020 to December 31, 2020) as described below that is separate from the above-mentioned compensation limit to outside Directors of the Company in the form of stock options and to set a maximum limit on the amount of compensation, etc. relating to the warrants at 63 million yen.

In lieu of the Directors paying for the warrants in the form of stock options (“stock options (warrants)”) allotted to them at an amount determined on the basis of fair value, such payment is planned to be made by means of offsetting the Directors’ claim to compensation that is based on compensation, etc. relating to the stock options (warrants) proposed in this proposal. For the stock options proposed in this proposal, no conditions based on stock prices are set for the exercise.

In the introduction of the share-based compensation system, the Company has established the Compensation Committee, the majority of whose members consists of outside Directors, in order to ensure the adequacy of the Directors’ compensation system and the levels of compensation, as well as the independence, objectivity and transparency of decision-making process. This proposal is based on the suggestions put forth by the Committee.

Additionally, the number of outside Directors of the Company subject to this proposal will be three.

2.	Specific details of stock option (warrant) issuance
(1)	Total number of warrants and class and number of shares subject thereto
(a)	Total number of warrants

A total of 240 units shall be the limit on the number of warrants of the Company to be allocated during the 21st term.

(b)	Class and number of shares to be issued upon exercise of warrants

The class of shares to be issued upon exercise of warrants shall be shares of common stock of the Company and the number of shares to be issued upon exercise of a single warrant unit (hereinafter referred to as “Number of Allotted Shares”) shall be 100 shares. However, if it is appropriate to adjust the Number of Allotted Shares because of a share split (including gratuitous allotment of the common shares of the Company, which is deemed to be part of the description of a share split throughout this document) or share consolidation, etc. of the common shares of the Company after the date of the resolution of this proposal, the Company shall adjust the Number of Allotted Shares as necessary to a reasonable extent.

(2)	Amount of payments for warrants

The amount of payment for one warrant unit (issue price) shall be the amount determined by the Board of Directors on the basis of fair value of the warrants, which is computed by a fair value calculation method including the binomial options pricing, upon the allotment of the warrants.

(3)	Value of assets to be contributed upon exercise of warrants

The value of assets to be contributed when warrants are exercised shall be the Number of Allotted Shares multiplied by the amount paid per share that can be delivered by exercise of warrants (hereinafter “Exercise Price”).

The Exercise Price shall be obtained by multiplying 1.05 by the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange for each day (excluding any day on which no trade is executed) of the month preceding the month in which the day that the warrants were allotted (hereinafter “Allotment Date”), and fraction less than 1 yen arising from such calculation will be rounded up; provided, however, that when the amount of the Exercise Price calculated this way is less than the closing price (or closing price of the immediately preceding trading day when there is no closing price) of the Company’s common shares on the Allotment Date, the Exercise Price shall be the closing price on the Allotment Date of the warrants. If it is appropriate to adjust the Exercise Price because of a merger, an issuance of shares for subscription, a share split or share consolidation, etc., the Company shall adjust the Exercise Price as necessary to a reasonable extent.

(4)	Exercise period for warrants

Warrant holders may exercise the warrants during the periods listed in the following items (including the first day and the last day of each period) up to the number of units in the relevant item (including the units for which the warrants have already been exercised). In such case, any fraction of exercisable warrants arising from the calculation pursuant to the relevant item shall be rounded down, and only the warrants without such fraction may be exercised.

i.	The exercise period for warrants shall be from the day exactly three years after the Allotment Date until the day exactly ten years after the Allotment Date.

20% of the total number of allotted warrants

ii.	The exercise period for warrants shall be from the day exactly four years after the Allotment Date until the day exactly ten years after the Allotment Date.

50% of the total number of allotted warrants

iii.	The exercise period for warrants shall be from the day exactly five years after the Allotment Date until the day exactly ten years after the Allotment Date.

100% of the total number of allotted warrants

(5)	Conditions for exercise of warrants

Warrant holders must be in a position of Director of the Company or a subsidiary or associate of the Company at the time that the warrants are exercised; provided, however, that this does not apply in cases when a warrant holder has retired from the position of Director of the Company or a subsidiary or associate of the Company due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

Other conditions for exercise of warrants shall be determined at the meeting of the Company’s Board of Directors determining the subscription requirements of the warrants.

(6)	Restriction on acquisition of warrants by transfer

Acquisition of warrants by transfer shall be subject to approval by resolution of the Company’s Board of Directors.

(7)	Other matters concerning warrants

Other matters concerning warrants shall be determined at the meeting of the Company’s Board of Directors determining the subscription requirements of the warrants.

Note: This proposal is subject to approval and adoption of the proposal, “Determination of Amounts and Details of Stock Options (Warrants) to Be Paid as Compensation, etc. to Directors (Excluding Outside Directors)” and “Determination of Amounts and Details of Stock Options (Warrants) to Be Paid as Compensation, etc. to Outside Directors” at this Ordinary General Meeting of Shareholders.

APPENDIX

Compensation Policy

1.    LINE’s Mission

The mission of LINE is “CLOSING THE DISTANCE.” By bringing people, information, and services closer together, we strive to realize a world in which LINE acts as a gateway to enable users to complete everything in their lives.

The standard for our value to achieve this mission is described in the word “WOW.” WOW means an unprecedented sensation and an experience that is so amazing that you just have to share it with friends. WOW exists in every top service that leads the market and breaks the global paradigm. The meaning of our existence is to pursue WOWs at all times, to keep taking on challenges to become No. 1 through which we enrich the world, and to continue providing values widely to stakeholders, including users, clients, suppliers, employees and shareholders through the creation of such social values.

2.    LINE’s Strategy

Conceived in June 2011, communication application LINE is an embodiment of WOW and a service that changes the paradigm of communication and achieves CLOSING THE DISTANCE. Since launching LINE, we have continued to introduce various services through perpetual pursuit of WOWs and taking on challenges to become No. 1 as we build upon the development of LINE as a platform. Without stopping its pace, LINE will push to further pursue WOWs and to achieve CLOSING THE DISTANCE.

As technological innovation continues to accelerate unprecedentedly, the needs and values of users are becoming diversified. We consider these changes in the world as a chance to create new values and a great opportunity for LINE as we keep taking on challenges. Amid intense competition against global internet entities possessing high reputations, capital and technological capabilities (Facebook, Amazon, Netflix, Google and Apple to name a few) and with startups aggressively venturing to create new values, LINE focuses its efforts on futuristic areas such as Fintech, AI and Blockchain.

The most important element in pursuing WOWs at all times and achieving and continuously CLOSING THE DISTANCE is the “LINER”, the people working at LINE. Rather than being an incoherent group of people, we, a group of top-class talents who meet global standards, are to share the same vision, hold powerful motivation and determination, and continue taking on challenges without fear of failure. This is, has always been, and will continue to be the source of LINE’s competitive edge.

For LINE to maintain and further enhance our competitiveness and continuously, on a mid to long-term basis, maximize our corporate value and shareholders’ value, we must maximize the value of our employees. In an environment where global talent acquisition is becoming more intense, we cannot achieve this with the traditional Japanese corporate compensation standards.

The compensation must be sufficiently attractive for top-class talents meeting global standards. It must serve as a powerful incentive for those talents to continue pursuing WOWs and taking on challenges to become No. 1 at all times. The opportunity must not be provided to a selected few, but should be offered equally to all LINERs and distributed clearly based on performance. Moreover, the compensation scheme must be designed to align with the interests of all stakeholders with a strong link to the continuous maximization of corporate value and shareholders’ value over the mid to long-term.

Based on such understanding, the Company has introduced a new share-based compensation plan (the “SBC Plan”). This SBC Plan will form the basis for LINE to continue creating social values over the mid to long-term and provide values widely to all stakeholders.

3.    Compensation Guidelines

The three fiscal years starting from the fiscal year ending December 2019 have been marked as LINE’s “Second Founding Period” during which we aim to make the next leap, leveraging the steady growth of LINE amidst technological innovations such as Fintech, AI and Blockchain. In such a critically important period, we developed the following guidelines for compensation that will enable us to recruit top-class talents meeting global standards and to drive LINE in its pursuit of WOWs, challenges to become No. 1 and efforts to achieve CLOSING THE DISTANCE.

(1)	Incentives that contribute to increasing corporate value and shareholders value continuously over the mid to long-term
●

such incentives must serve as a motivator to achieve the KGIs we have set: rather than merely pursuing short-term earnings, our KGIs focus on challenging ourselves to pursue our essential value (WOW), and continuously maximizing both corporate and shareholder’s value over the mid to long-term; and

●	rather than a select few, all officers and employees should have an equal opportunity to receive such incentives, which will clearly be given out based on performance.
(2)	Sharing common interest with shareholders
●

the compensation scheme should be designed to align with the interests of shareholders and the interests of officers and employees, with an aim to increase shareholders’ value continuously over the mid to long-term;

●

the compensation scheme should contribute to providing values widely to stakeholders, including the users, clients, business partners, employees and shareholders, through the creation of social values in pursuit of WOWs, challenges to become No. 1 and efforts to achieve CLOSING THE DISTANCE, while sharing common interest with shareholders; and

●

the compensation should reflect multilateral evaluations from non-financial perspectives, such as compliance and information security, in addition to financial indices to deter extreme risk-taking behavior that pursues a mere short-term rise in share prices.

(3)	Compensation governance
●

the Company will establish a Compensation Committee that possesses a similar level of independence equivalent to those of European and U.S. companies, to introduce a bold share-based compensation plan beyond the traditional standards adopted by Japanese corporations. The Compensation Committee shall be comprised of a majority of outside Directors and chaired by an outside Director to ensure the adequacy of the SBC Plan and compensation standards for the Company Directors, as well as the independence, objectivity and transparency of its decision process.

●

the Compensation Committee shall deliberate on matters such as compensation guidelines, total compensation amount, compensation composition, evaluation standards and evaluations conducted in accordance with such standards, individual compensation amount for the Company Directors, and provide advice and recommendations to the Board of Directors;

●

the Compensation Committee shall be scheduled to meet at least four times a year to conduct multiple discussions, from a composite perspective, on compensation rationality to ensure accountability to shareholders, investors and other stakeholders, such as the effectiveness of the compensation in relation to objectives such as LINE’s strategies, acquisition of talents and boasting of motivation, and comparison with benchmark corporations in determining the total amount of compensation of the Company Directors, taking into consideration the advice from compensation consultants and other specialists in various fields, who will be independently appointed by the Compensation Committee;

●

the Company will proactively disclose information and engage with stakeholders, including shareholders and investors. During deliberations, the Compensation Committee shall reflect stakeholders’ feedback that contributes to increasing corporate value and shareholders’ value continuously over the mid to long-term; and

●

the Compensation Committee shall have the authority to provide advice and recommendations to the Board of Directors for evaluating the compensation of the Company Directors. To do so, the Compensation Committee shall evaluate qualitative factors such as ESGs (including support for natural disaster recovery and programming education,) in addition to the improvement of corporate value and shareholders’ value, and also review and discuss the individual compensation of the Company Directors. Furthermore, the Board of Directors shall, to the maximum extent possible, respect such advice and recommendations from the Compensation Committee.

4.    Overview of the Compensation Scheme

The compensation of the inside Directors shall be comprised of the following three components: basic compensation, bonus and share-based compensation, whereas the outside Directors’ compensation shall consist of basic and share-based compensations.

Basic compensation

A certain portion of monetary compensation shall be paid as basic compensation on a monthly basis. The total amount of monetary compensation for each Director shall be determined depending on their role and responsibility, as well as based on a concept that values team cohesion among a management team led by the CEO.

Bonus

The remainder of the monetary compensation shall be paid at a later date as a non-performance-based bonus. The objective of this deferred compensation is to enable the Company to cease payment of monetary compensation to any inside Director who engages in material misconduct that causes damage to LINE during their term. However, the Company may only make such a decision based on deliberations conducted at the Compensation Committee and subject to the resolution of the Board of Directors.

Share-based compensation

The Company has introduced an SBC Plan that will form the basis for LINE to continue creating social values over the mid to long-term and providing values widely to all stakeholders. The overview is explained below. The SBC Plan has been approved by the Board of Directors, after consultation with the Compensation Committee and receiving their advice and recommendations. Through the introduction of the SBC Plan, we anticipate that the Company Directors’ compensation will see a major increase in the proportion of share-based compensation as opposed to monetary compensation.

1)

For the three fiscal years starting from the fiscal year ending December 2019, according to the contribution from officers and employees, the Company will issue and grant to its officers and employees, each fiscal year, stock options or other share-based compensation equivalent to approximately 3.6% of the total number of shares issued by the Company. Such compensation may be exercised after three years from the date of the General Meeting of Shareholders or Board of Directors resolution for the issuance of shares required for stock options or other stock compensations; provided, however, that the beneficiaries maintain their status as an officer or employee of LINE.

2)	The exercise price of stock options shall be the Company’s share price at the time of issuance, plus a premium of approximately 5%.
3)

For the three fiscal years starting from the fiscal year ending December 2019, the Company will issue and grant to the inside Directors, each fiscal year, a stock option of approximately 1.26% of the approximately 3.6% of the total number of shares issued by the Company as set forth above in item 1). The stock options to be granted to the inside Directors shall have a share price condition as a condition to exercise such options, which shall be designed to minimize the loss to shareholders value due to dilution of equity value unless shareholders values are increased.

4)

In consideration of Company Director Jungho Shin’s achievements in the conception and growth of the communication application LINE, and of the crucially important role he plays as Chief WOW Officer (CWO) to provide innovative services and promote innovation at LINE, the Company will issue and grant to Company Director Jungho Shin for the three fiscal years starting from the fiscal year ending December 2019, each fiscal year, a stock option of approximately 0.9% of the approximately 3.6% of the total number of shares issued by the Company as set forth above in item 1).

5)

This SBC Plan shall be designed so that if any Company Director engages in material misconduct that causes damage to LINE during their term, the Company may, based on deliberations conducted at the Compensation Committee and subject to resolution by the Board of Directors, limit the exercise of stock options or request the relevant Company Director to return the compensation obtained as a result of exercising such an option.

6)

Outside Directors are expected to contribute to the continuous improvement of shareholders’ value over the mid to long-term by supporting the promotion of shared interests with shareholders and supporting speedy and decisive decision-making on matters of business execution, as well as to deter extreme risk-taking in business execution from a completely independent standpoint. On such a basis, the Company will issue and grant to its outside Directors a non-performance-based stock option or other share-based compensation without a share price condition as an exercise condition within an appropriate scope.

*	The execution of the SBC Plan is subject to approval at a General Meeting of Shareholders of the Company on necessary matters.

Revised February 26th 2020

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.